Exhibit 99.5

MGSQ.BEN_IA.E.12649.PULLS/000001/000001/i
MAG SILVER CORP.
Rather than receiving financial statements by mail, you may choose to access them at www.sedar.com, or by registering online at
www.computershare.com/mailinglist. If you would like to receive either interim financial statements and associated Management
Discussion and Analysis and/or the annual financial statements and associated Management Discussion and Analysis, please make your selection above.
Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare's Privacy Code at
www.computershare.com/privacy or by requesting that we mail you a copy.
MGSQ
Annual Financial Statements
Mark this box if you would like to
receive the Annual Financial
Statements by mail.
Financial Statements Request Form
Interim Financial Statements
Mark this box if you would like to
receive Interim Financial
Statements by mail.
Please place my name on your financial statements mailing list.